FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2014 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Since the third quarter of 2013, financial data for the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) has been presented in the Leisure and Entertainment segment instead of the Telecommunications segment. Since the fourth quarter of 2013, financial data for the Quebecor Media Out of Home division has been presented in the Broadcasting segment instead of the News Media segment. Accordingly, the Corporation’s segmented financial data for prior periods have been restated to reflect those changes.

DISCONTINUED OPERATIONS

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On December 5, 2013, Quebecor Media announced the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., for a cash consideration of $75.0 million. The transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While it is under review, Sun Media Corporation continues publishing the weeklies in question. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Quebecor Media sold its specialized website Jobboom on June 1, 2013 for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, Quebecor Media sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF 2013

•	Quebecor Media’s sales increased by $11.4 million (1.1%) to $1.04 billion in the first quarter of 2014, mainly because of the 4.8% revenue growth in the Telecommunications segment.

•

On April 28, 2014, Quebecor announced major management changes at the Corporation and its subsidiaries. Pierre Dion, President and Chief Executive Officer of TVA Group Inc. (“TVA Group”), was appointed President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Robert Dépatie who resigned as President and Chief Executive Officer of Quebecor, Quebecor Media and Videotron Ltd. (“Videotron”) for health reasons. Pierre Dion will continue to serve as President and Chief Executive Officer of TVA Group until his successor is named. Manon Brouillette was named President and Chief Executive Officer of Videotron on May 7, 2014.

•

On March 9, 2014, Pierre Karl Péladeau resigned all his positions on the Boards of Directors of Quebecor and its subsidiaries following his decision to enter politics. Subsequently, Sylvie Lalande was appointed Chairperson of the Board of TVA Group on March 10, 2014 and Françoise Bertrand was appointed Chairperson of the Board of Quebecor Media on March 12, 2014.

Telecommunications

•	The Telecommunications segment’s revenues were up $31.8 million (4.8%) and its adjusted operating income was up $21.9 million (7.0%) in the first quarter of 2014.

•

All of Videotron’s main services posted revenue increases in the first quarter of 2014: Internet access ($13.6 million or 6.9%), mobile telephony ($11.7 million or 23.4%), cable telephony ($2.2 million or 1.9%) and cable television ($0.8 million or 0.3%).

•

On March 28, 2014, Apple products were added to the extensive selection of mobile devices Videotron offers its customers. On the same day, Videotron released its new illico app for the iPhone 4 and 5 (5C and 5S). The illico iPhone app makes thousands of hours of French- and English-language programming from some 50 television channels available free of charge to subscribers to Videotron’s cable television service.

•

On February 19, 2014, Industry Canada announced that Videotron was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people. The licences were issued to Videotron on April 3, 2014 after final payment was made to Industry Canada.

News Media

•	The News Media segment’s revenues were down $16.0 million (-8.6%) and its adjusted operating income was up $0.3 million (2.0%) in the first quarter of 2014.

•

According to the NADbank 2013 survey of the readership of major Canadian dailies, Le Journal de Montréal has a weekly readership of 1,157,100, which is 314,000 or 37.2% more than its closest competitor. It had the largest readership of any Montréal daily for the 28th consecutive year. Le Journal de Québec reaches 355,300 readers per week, which is 88,000 or 32.9% more than its nearest rival. The free daily 24 heures increased its weekly readership by 14,800 from the previous year to a new high of 742,900 (source: NADbank 2013, Montréal CMA, Québec City CMA).

Broadcasting

•

The second season of the television program La Voix achieved exceptional ratings throughout its run from January 19 to April 13, 2014. The weekly gala attracted an average audience of more than 2.6 million and an average market share of 56.9%. The average audience for the grand finale on April 13, 2014 was 2.7 million, for a 61.9% market share. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

Financing activities

The following financial transactions have been concluded since the end of 2013.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $646.4 million, net of financing fees of $7.8 million. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of the Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw on April 24, 2014 US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and due April 15, 2018, to repay drawings under its revolving credit facility, pay transaction fees and expenses, and for general corporate purposes. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of the subsidiary’s business and credit profile.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and unwound the hedges in an asset position.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating (loss) income:
Telecommunications	$334.6	$312.7
News Media	15.4	15.1
Broadcasting	(10.8)	(3.8)
Leisure and Entertainment	(2.0)	0.1
Interactive Technologies and Communications	2.6	1.3
Head Office	3.4	1.0
	343.2	326.4
Amortization	(169.0)	(161.3)
Financial expenses	(87.8)	(93.7)
Gain on valuation and translation of financial instruments	1.5	7.4
Restructuring of operations, impairment of assets and other special items	(1.5)	(1.6)
Loss on debt refinancing	(18.7)	–
Income taxes	(18.5)	(23.8)
Loss from discontinued operations	(0.7)	(3.9)
Net income	$48.5	$49.5

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2014/2013 first quarter comparison

Revenues: $1.04 billion, an $11.4 million (1.1%) increase.

•	Revenues increased in Telecommunications ($31.8 million or 4.8% of segment revenues).

•	Revenues were flat in Interactive Technologies and Communications.

•	Revenues decreased in News Media ($16.0 million or -8.6%), Broadcasting ($4.8 million or -4.2%), and Leisure and Entertainment ($2.7 million or -4.2%).

Adjusted operating income: $343.2 million, a $16.8 million (5.1%) increase.

•

Adjusted operating income increased in Telecommunications ($21.9 million or 7.0% of segment adjusted operating income), Interactive Technologies and Communications ($1.3 million), News Media ($0.3 million or 2.0%), and Head Office ($2.4 million).

•	Adjusted operating income decreased in Broadcasting ($7.0 million) and Leisure and Entertainment ($2.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the first quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in an $3.9 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2014.

Net income attributable to shareholders: $53.7 million in the first quarter of 2014 compared with $52.2 million in the same period of 2013, a $1.5 million increase.

•	The favourable variance was due primarily to:

¡	$16.8 million increase in adjusted operating income;

¡	$5.9 million decrease in financial expenses;

¡	$5.3 million decrease in tax on income from continuing operations;

¡	$3.2 million favourable variance in the loss related to discontinued operations;

¡	$2.5 million increase in the loss attributable to non-controlling interest.

Partially offset by:

¡	$18.7 million loss on debt refinancing recorded in the first quarter of 2014;

¡	$7.7 million increase in the amortization charge;

¡	$5.9 million unfavourable variance in gains on valuation and translation of financial instruments.

Amortization charge: $169.0 million in the first quarter of 2014, a $7.7 million increase essentially due to the impact of the significant capital expenditures made since 2012 in the Telecommunications segment, including amortization of capital expenditures related to modernization of the wired network and expansion of the wireless network, plus the impact of the promotional strategy focused on equipment leasing.

Financial expenses: $87.8 million, a $5.9 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates.

Gain on valuation and translation of financial instruments: $1.5 million in the first quarter of 2014, compared with $7.4 million in the first quarter of 2013. The change was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to the gain on reversal of embedded derivatives upon debt redemption in the first quarter of 2014.

Charge for restructuring of operations, impairment of assets and other special items: $1.5 million in the first quarter of 2014 compared with $1.6 million in the same period of 2013.

Loss on debt refinancing: $18.7 million in the first quarter of 2014 compared with nil in the same period of 2013.

•

On March 26, 2014, Videotron issued a notice for the redemption on April 24, 2014 of US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

On March 26, 2014, Quebecor Media issued a notice for the redemption on April 25, 2014 of the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $18.5 million (effective tax rate of 27.3%) in the first quarter of 2014 compared with $23.8 million (effective tax rate of 30.8%) in the same period of 2013.

•	The decrease in the income tax expense was mainly due to the decrease in pre-tax income.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2014 operating results

Revenues: $692.7 million, a $31.8 million (4.8%) increase.

•

Combined revenues from all cable television services increased $0.8 million (0.3%) to $272.8 million, due primarily to higher revenues from the leasing of digital set-top boxes and increased pay-per-view orders, partially offset by the impact of the net decrease in the customer base.

•

Revenues from Internet access services increased $13.6 million (6.9%) to $212.0 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth, and increases in other related revenues.

•

Revenues from the cable telephony service increased $2.2 million (1.9%) to $117.9 million, primarily as a result of increases in some rates and in the number of business lines, partially offset by a decrease in long-distance revenues.

•	Revenues from the mobile telephony service increased $11.7 million (23.4%) to $61.7 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $0.9 million (5.7%) to $16.7 million.

•

Revenues from customer equipment sales increased $1.9 million (27.5%) to $8.8 million, mainly because of increased sales of more powerful equipment and the growth in the number of subscriber connections to the mobile service.

•	Other revenues increased $0.7 million (33.3%) to $2.8 million.

ARPU: $121.72 in the first quarter of 2014, compared with $114.49 in the same period of 2013, a $7.23 (6.3%) increase.

Customer statistics

Revenue-generating units – As of March 31, 2014, the total number of revenue-generating units stood at 5,039,400, a 600-unit decrease since the end of 2013 (compared with a 31,100-unit increase in the first quarter of 2013) and a 91,000-unit increase in the 12-month period ended March 31, 2014 (Table 2). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 14,000 (-0.8%) in the first quarter of 2014 (compared with a decrease of 5,800 in the first quarter of 2013) and by 38,100 (-2.1%) in the 12-month period ended March 31, 2014 (Table 2). At the end of the first quarter of 2014, Videotron had 1,811,100 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,750,200 homes and businesses passed by Videotron’s network as of the end of March 2014, up from 2,710,000 one year earlier) was 65.9% versus 68.2% a year earlier.

•

As of March 31, 2014, the number of subscribers to the illico Digital TV service stood at 1,532,700, an increase of 1,300 or 0.1% in the first quarter of 2014 (compared with an increase of 15,700 in the first quarter of 2013) and a 12-month increase of 32,400 (2.2%). As of March 31, 2014, illico Digital TV had a household and business penetration rate of 55.7% versus 55.4% a year earlier.

•

The customer base for analog cable television services decreased by 15,300 (-5.2%) in the first quarter of 2014 (compared with a decrease of 21,500 in the first quarter of 2013) and by 70,500 (-20.2%) over a 12-month period.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,419,200 at March 31, 2014, an increase of 900 (0.1%) in the first quarter of 2014 (compared with an increase of 9,600 in the same period of 2013) and an increase of 21,900 (1.6%) in the 12-month period ended March 31, 2014 (Table 2). At March 31, 2014, Videotron’s cable Internet access services had a household and business penetration rate of 51.6%, unchanged from a year earlier.

Cable telephony service – The number of subscribers to the cable telephony service stood at 1,280,400 at March 31, 2014, a decrease of 5,700 (-0.4%) in the first quarter of 2014 (compared with an increase of 9,100 in the first quarter of 2013) and a 12-month increase of 6,400 (0.5%) (Table 2). At March 31, 2014, the cable telephony service had a household and business penetration rate of 46.6% versus 47.0% a year earlier.

Mobile telephony service – As of March 31, 2014, the number of subscriber connections to the mobile telephony service stood at 521,600, an increase of 18,300 (3.6%) in the first quarter of 2014 (compared with an increase of 18,300 in the first quarter of 2013) and an increase of 100,700 (23.9%) in the 12-month period ended March 31, 2014 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2014	Dec. 2013	Sept. 2013	June 2013	Mar. 2013	Dec. 2012	Sept. 2012	June 2012

Cable television:
Analog	278.4	293.7	312.8	330.4	348.9	370.4	395.1	412.9
Digital	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0
	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9
Cable Internet	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1
Cable telephony	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4
Mobile telephony[1]	521.6	503.3	478.0	451.1	420.9	402.6	378.3	347.6
Internet over wireless	7.1	7.2	7.1	7.8	7.0	7.1	7.4	6.8
Total (revenue-generating units)	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8

[1]	Thousands of connections

Adjusted operating income: $334.6 million, a $21.9 million (7.0%) increase due primarily to impact of revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 51.7% in the first quarter of 2014 compared with 52.7% in the same period of 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues).

Cash flows from segment operations: $170.1 million in the first quarter of 2014, compared with $155.0 million in the same period of 2013 (Table 3).

•	The $15.1 million increase was due primarily to the $21.9 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating income	$334.6	$312.7
Additions to property, plant and equipment	(143.0)	(145.6)
Additions to intangible assets (excluding spectrum licence acquisitions)	(22.2)	(13.0)
Proceeds from disposal of assets	0.7	0.9
Cash flows from segment operations	$170.1	$155.0

News Media

First quarter 2014 operating results

Revenues: $169.2 million in the first quarter of 2014, a $16.0 million (-8.6%) decrease.

•	Revenues decreased by $2.4 million because of the closure of newspapers and specialty publications since the end of 2012 under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 11.9%; circulation revenues decreased 3.7%, combined revenues from commercial printing and other sources were flat, and digital revenues increased 16.3%.

•	On a same-store basis, revenues decreased 8.7% at the urban dailies and 9.0% at the community weeklies; portal revenues increased 10.9%, mainly because of the increase in advertising revenues.

Adjusted operating income: $15.4 million in the first quarter of 2014, a $0.3 million (2.0%) increase.

•	The increase was mainly due to:

¡	$12.0 million favourable impact of restructuring initiatives and other reductions in operating expenses.

Partially offset by:

¡	impact of decrease in revenues on a same-store basis.

Cost/revenue ratio: Employee costs and purchases of goods and services for the News Media segment’s operations, expressed as a percentage of revenues, were 90.9% in the first quarter of 2014 compared with 91.8% in the same period of 2013. The decrease was due to the favourable impact of operating cost-reduction initiatives on first quarter 2014 results, partially offset by the impact of the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases.

Cash flows from segment operations: $12.3 million in the first quarter of 2014 compared with $12.2 million in the same period of 2013 (Table 4).

Table 4: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating income	$15.4	$15.1
Additions to property, plant and equipment	(1.8)	(2.2)
Additions to intangible assets	(1.4)	(1.0)
Proceeds from disposal of assets	0.1	0.3
Cash flows from segment operations	$12.3	$12.2

Broadcasting

First quarter 2014 operating results

Revenues: $108.9 million in the first quarter of 2014, a $4.8 million (-4.2%) decrease.

•	Revenues from television operations decreased $7.1 million, mainly due to:

¡	lower advertising revenues at TVA Network;

¡	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

Partially offset by:

¡	increased subscription revenues at the specialty channels, attributable largely to the TVA Sports, LCN, MOI&cie, addikTV and SUN News channels.

•

Total revenues from publishing operations increased by $1.2 million, mainly because of the favourable impact on revenues of the acquisition of Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”) in July 2013, partially offset by the decrease in advertising revenues.

•	Revenues of Quebecor Media Out of Home increased by $1.1 million in the first quarter of 2014 compared with the same period of 2013, primarily because of higher advertising revenues.

Adjusted operating loss: $10.8 million in the first quarter of 2014, a $7.0 million increase compared with the first quarter of 2013.

•

The adjusted operating loss of television operations increased by $9.5 million, mainly because of the impact of the revenue decrease at TVA Network and higher content costs, including additional costs generated by the Québec provincial election campaign, as well as adjustments to the cost of certain prior-year broadcast rights related to indemnification clauses.

•	Adjusted operating income from publishing operations increased by $2.0 million, mainly as a result of:

¡	reductions in some operating costs, including printing and production costs;

¡	impact of acquisition of Les Publications Charron & Cie.

Partially offset by:

¡	impact of decrease in advertising revenues.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.4 million, mainly as a result of increased revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Broadcasting segment’s operations, expressed as a percentage of revenues, were 109.9% in the first quarter of 2014 compared with 103.3% in the same period of 2013. The increase was mainly due to the impact of the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues) and higher content costs.

Cash flows from segment operations: Negative $20.3 million in the first quarter of 2014 compared with negative $9.8 million in the same period of 2013 (Table 5). The $10.5 million negative variance was mainly due to the $7.0 million increase in the adjusted operating loss and a $3.3 million increase in additions to property, plant and equipment.

Table 5: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating loss	$(10.8)	$(3.8)
Additions to property, plant and equipment	(8.7)	(5.4)
Additions to intangible assets	(0.8)	(0.6)
Cash flows from segment operations	$(20.3)	$(9.8)

Leisure and Entertainment

First quarter 2014 operating results

Revenues: $61.6 million, a $2.7 million (-4.2%) decrease compared with the first quarter of 2013.

•	The revenues of Archambault Group Inc. (“Archambault Group”) decreased 6.2%, mainly because of:

¡	9.2% decrease in retail sales due primarily to lower sales of DVDs, books and CDs;

¡	14.6% decrease in distribution revenues, mainly because of lower video sales.

Partially offset by:

¡

Increase in production revenues, attributable primarily to production of the Loto-Québec televised draw and show Célébration 2014, and production of shows featuring successful performers including Véronique Dicaire and Nanette Workman.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased by 24.4%, mainly because of lower franchise fee revenues and store closures.

•	The Book division’s revenues decreased by 8.6%, mainly because of lower revenues from distribution to mass retailers and bookstores, and from general literature.

Partially offset by:

•	Favourable impact of revenues from the acquisition of Event Management Gestev inc. on May 24, 2013.

Adjusted operating loss: $2.0 million in the first quarter of 2014, a $2.1 million unfavourable variance due primarily to:

•	impact of revenue decrease.

Partially offset by:

•	lower operating expenses at Archambault Group and the Book Division.

Cash flows from segment operations: Negative $5.2 million in the first quarter of 2014 compared with negative $1.1 million in the same period of 2013 (Table 6).

•

The $4.1 million unfavourable variance was due to the $2.1 million unfavourable variance in adjusted operating income and a $2.0 million increase in additions to property, plant and equipment and to intangible assets.

Table 6: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating (loss) income	$(2.0)	$0.1
Additions to property, plant and equipment	(2.3)	(0.5)
Additions to intangible assets	(0.9)	(0.7)
Cash flows from segment operations	$(5.2)	$(1.1)

Interactive Technologies and Communications

First quarter 2014 operating results

Revenues: Stable at $35.1 million.

•	Lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in France;

Partially offset by:

•	higher revenues at the San Francisco office in the United States;

•	favourable impact of the exchange rate in Europe and the United States.

Adjusted operating income: $2.6 million in the first quarter of 2014, a $1.3 million increase caused mainly by the decrease in some operating costs, including labour costs.

Cash flows from segment operations: $2.1 million in the first quarter of 2014, compared with $0.5 million in the same period of 2013 (Table 7).

•	The $1.6 million favourable variance was mainly due to the $1.3 million increase in adjusted operating income.

Table 7: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating income	$2.6	$1.3
Additions to property, plant and equipment	(0.5)	(0.8)
Cash flows from segment operations	$2.1	$0.5

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of financial position as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $177.6 million in the first quarter of 2014, compared with $135.6 million in the same period of 2013.

•	The $42.0 million favourable variance was mainly due to:

¡	$21.9 million increase in adjusted operating income in the Telecommunications segment;

¡	$17.9 million decrease in current income taxes;

¡	$5.8 million decrease in the cash portion of financial expenses.

The increase in the Telecommunications segment’s profitability, the decrease in current income taxes (due primarily to the tax loss generated by settlement of Videotron’s hedges in January 2014) and the refinancing of some debt at lower rates had a favourable impact on cash flows.

Working capital: $194.3 million at March 31, 2014, compared with $95.2 million at December 31, 2013. The $99.1 million favourable variance was mainly due to settlement of Videotron’s hedges and payment of current income taxes payable.

Investing activities

Additions to property, plant and equipment: $156.3 million in the first quarter of 2014 compared with $154.7 million in the same period of 2013, a $1.6 million increase.

Additions to intangible assets: $71.8 million in the first quarter of 2014, compared with $15.4 million in the same period of 2013. The Telecommunications segment accounted for the largest part of the $56.4 million increase, reflecting partial payment for the seven 700 MHz spectrum licences acquired by Videotron in February 2014.

Proceeds from disposal of assets: $0.8 million in the first half of 2014 compared with $1.2 million in the same period of 2013.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: Negative $3.0 million in the first quarter of 2014 compared with negative $33.3 million in the same period of 2013 (Table 8).

•	The $30.3 million favourable variance was due to:

¡	$42.0 million favourable variance in cash flows provided by continuing operating activities.

Offset by:

¡	$9.7 million increase in additions to intangible assets, excluding acquisition of spectrum licences.

Table 8

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Adjusted operating (loss) income:
Telecommunications	$334.6	$312.7
News Media	15.4	15.1
Broadcasting	(10.8)	(3.8)
Leisure and Entertainment	(2.0)	0.1
Interactive Technologies and Communications	2.6	1.3
Head Office	3.4	1.0
	343.2	326.4
Cash portion of financial expenses[1]	(84.8)	(90.6)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(1.0)	(0.8)
Current income taxes	(6.4)	(24.3)
Other	1.8	1.2
Net change in non-cash balances related to operations	(75.2)	(76.3)
Cash flows provided by continuing operating activities	177.6	135.6

Additions to property, plant and equipment and in additions to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions):
Telecommunications	(164.5)	(157.7)
News Media	(3.1)	(2.9)
Broadcasting	(9.5)	(6.0)
Leisure and Entertainment	(3.2)	(1.2)
Interactive Technologies and Communications	(0.5)	(0.8)
Head Office	0.2	(0.3)
	(180.6)	(168.9)
Free cash flows from continuing operating activities	(3.0)	(33.3)

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 in the consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $247.1 million increase in the first quarter of 2014; $209.9 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases during the first quarter of 2014:

¡	$125.8 million net increase in drawings on Videotron’s revolving bank credit facilities and bank loan;

¡

Estimated $110.7 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

¡

$15.1 million net increase in debt due to write-down of discounts and financing fees in connection with the redemption in April 2014 of Quebecor Media and Videotron Senior Notes in accordance with the notices issued on March 26, 2014.

•	Summary of debt reductions during the first quarter of 2014:

¡	current payments totalling $6.2 million on Quebecor Media’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $158.5 million at March 31, 2014, compared with a net liability of $51.4 million at December 31, 2013. The $209.9 net favourable variance was due to:

¡

settlement at maturity on January 15, 2014 of liabilities related to Videotron’s hedges, which had been repurposed to cover a portion of the term of 5.0% Senior Notes in the notional amount of US$543.1 million issued on March 14, 2012 and maturing in 2022;

¡	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Offset by:

¡	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $646.4 million, net of financing fees of $7.8 million. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of the Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw on April 24, 2014 US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and due April 15, 2018, to repay drawings under its revolving credit facility, pay transaction fees and expenses, and for general corporate purposes. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of the subsidiary’s business and credit profile.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and unwound the hedges in an asset position.

Financial Position

Net available liquidity: $977.2 million at March 31, 2014 for Quebecor Media and its wholly owned subsidiaries, consisting of $363.2 million in cash and $614.0 million in available unused lines of credit.

Consolidated debt: $5.22 billion as at March 31, 2014, a $247.1 million increase compared with December 31, 2013; $209.9 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.59 billion debt ($2.40 billion at December 31, 2013), TVA Group’s $74.7 million debt ($74.6 million at December 31, 2013) and Quebecor Media’s $2.56 billion debt ($2.50 billion at December 31, 2013).

As at March 31, 2014, minimum principal payments on long-term debt in the coming years are as follows:

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2015	$100.4
2016	633.6
2017	14.6
2018	14.6
2019	469.1
2020 and thereafter	4,013.5
Total	$5,245.8

Pro forma the issuance in April 2014 of US$600 million of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024 and the redemption in April 2014 of 9.125% and 7.75% Senior Notes maturing on April 15, 2018 and on March 15, 2016, respectively (including the impact of related swaps transactions), the weighted average term of Quebecor Media’s consolidated debt was approximately 7.9 years as of March 31, 2014 (7.0 years as of December 31, 2013) and the debt consists of approximately 86.2% fixed-rate debt (82.6% as of December 31, 2013) and 13.8% floating-rate debt (17.4% as of December 31, 2013).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At March 31, 2014, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On March 12, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on March 13, 2014.

•	On May 7, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 8, 2014.

Results of 700 MHz spectrum auction

On February 19, 2014, Industry Canada announced that Videotron was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They make it possible to reach approximately 80% of Canada’s population, more than 28 million people. The 700 MHz band is distinguished by its ability to penetrate walls, an important advantage in urban areas, and its long range in remote regions, making it the ideal band for the development of next-generation networks, including LTE. The licences were issued to Videotron on April 3, 2014 after final payment was made to Industry Canada.

Analysis of consolidated balance sheet as at March 31, 2014

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2014 and December 31, 2013

(in millions of Canadian dollars)

	March 31, 2014	December 31, 2013	Difference	Main reason for difference

Assets

Cash and cash equivalents	$405.5	$476.6	$(71.1)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities
Accounts receivable	505.9	565.7	(59.8)	Impact of current variances in activity
Intangible assets	856.1	824.8	31.3	Partial payment for Videotron’s purchase of 700 MHz spectrum licences

Liabilities

Accounts payable and accrued liabilities	610.8	693.2	(82.4)	Impact of current variances in activity
Income taxes[1]	8.2	71.2	(63.0)	Payment in first quarter 2014 of outstanding balance of 2013 income tax
Long-term debt, including short-term portion and bank indebtedness	5,223.1	4,976.0	247.1	See “Financing activities”
Derivative financial instruments[2]	(158.5)	51.4	(209.9)	See “Financing activities”
[1]	Current liabilities less current assets.
[2]	Current and long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2014, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of March 31, 2014

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$5,245.8	$100.4	$648.2	$483.7	$4,013.5
Interest payments[2]	2,237.4	240.2	621.1	541.2	834.9
Operating leases	365.0	61.6	90.1	62.0	151.3
Additions to property, plant and equipment and other commitments	1,538.0	329.6	296.0	213.6	698.8
Derivative financial instruments[3]	(149.2)	(3.2)	(36.2)	46.0	(155.8)
Total contractual obligations	$9,237.0	$728.6	$1,619.2	$1,346.5	$5,542.7

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2014.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.3 million ($2.1 million in the same period of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.8 million ($0.6 million in the same period of 2013). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2014, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.4 million in the same period of 2013), and incurred management fees of $0.5 million ($0.5 million in the same period of 2013) with the shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of March 31, 2014 and December 31, 2013 are as follows:

Table 12

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2014		December 31, 2013
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,245.8)	$(5,348.1)	$(5,040.2)	(5,085.1)
Derivative financial instruments
Early settlement options	13.7	13.7	14.5	14.5
Foreign exchange forward contracts[2]	3.5	3.5	1.8	1.8
Cross-currency interest rate swaps[2]	155.0	155.0	(53.2)	(53.2)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

Gains on valuation and translation of financial instruments in the first quarter of 2014 and 2013 are summarized in Table 13.

Table 13

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(0.4)	$(7.2)
Gain on reversal of embedded derivatives upon debt redemption	(1.1)	–
Gain on the ineffective portion of cash flow hedges	–	(0.2)
	$(1.5)	$(7.4)

A $11.6 million loss was recorded under Other comprehensive income in the first quarter of 2014 in relation to cash flow hedging relationships ($25.9 million in the first quarter of 2013).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premiums.

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2014	2013

Revenues	3	$1,038.1	$1,026.7
Employee costs	4	242.6	260.2
Purchase of goods and services	4	452.3	440.1
Amortization		169.0	161.3
Financial expenses	5	87.8	93.7
Gain on valuation and translation of financial instruments	6	(1.5)	(7.4)
Restructuring of operations, impairment of assets and other special items		1.5	1.6
Loss on debt refinancing	9	18.7	-
Income before income taxes		67.7	77.2
Income taxes:
Current		6.4	24.3
Deferred		12.1	(0.5)
		18.5	23.8
Income from continuing operations		49.2	53.4
Loss from discontinued operations	7	(0.7)	(3.9)
Net income		$48.5	$49.5
Income (loss) from continuing operations attributable to
Shareholders		$54.4	$56.1
Non-controlling interests		(5.2)	(2.7)
Net income (loss) attributable to
Shareholders		$53.7	$52.2
Non-controlling interests		(5.2)	(2.7)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2014	2013

Net income		$48.5	$49.5

Other comprehensive loss:
Items that may be reclassified to income:
Gain on translation of net investments in foreign operations		1.9	1.1
Cash flow hedges:
Loss on valuation of derivative financial instruments		(11.6)	(25.9)
Deferred income taxes		(7.7)	0.8
Reclassification to income:	9
Gain related to cash flow hedges		(10.8)	-
Deferred income taxes		0.4	-
		(27.8)	(24.0)
Comprehensive income		$20.7	$25.5
Comprehensive income (loss) attributable to
Shareholders		$25.9	$28.2
Non-controlling interests		(5.2)	(2.7)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)
	Three months ended March 31, 2014
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$692.7	$169.2	$108.9	$61.6	$35.1	$(29.4)	$1,038.1
Employee costs	92.2	61.9	35.8	14.6	24.4	13.7	242.6
Purchase of goods and services	265.9	91.9	83.9	49.0	8.1	(46.5)	452.3
Adjusted operating income[1]	334.6	15.4	(10.8)	(2.0)	2.6	3.4	343.2
Amortization							169.0
Financial expenses							87.8
Gain on valuation and translation of financial instruments							(1.5)
Restructuring of operations, impairment of assets and other special items							1.5
Loss on debt refinancing							18.7
Income before income taxes							$67.7
Additions to property, plant and equipment	$143.0	$1.8	$8.7	$2.3	$0.5	$-	$156.3
Additions to intangible assets	68.9	1.4	0.8	0.9	-	(0.2)	71.8

	Three months ended March 31, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$660.9	$185.2	$113.7	$64.3	$35.2	$(32.6)	$1,026.7
Employee costs	94.3	72.1	37.8	14.8	25.0	16.2	260.2
Purchase of goods and services	253.9	98.0	79.7	49.4	8.9	(49.8)	440.1
Adjusted operating income[1]	312.7	15.1	(3.8)	0.1	1.3	1.0	326.4
Amortization							161.3
Financial expenses							93.7
Gain on valuation and translation of financial instruments							(7.4)
Restructuring of operations, impairment of assets and other special items							1.6
Income before income taxes							$77.2
Additions to property, plant and equipment	$145.6	$2.2	$5.4	$0.5	$0.8	$0.2	$154.7
Additions to intangible assets	13.0	1.0	0.6	0.7	-	0.1	15.4

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars) (unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss
	(note 10)			(note 12)
Balance as of December 31, 2012	$4,116.1	$1.3	$(2,021.3)	$(67.1)	$131.4	$2,160.4
Net income (loss)	-	-	52.2	-	(2.7)	49.5
Other comprehensive loss	-	-	-	(24.0)	-	(24.0)
Dividends	-	-	(25.0)	-	-	(25.0)
Balance as of March 31, 2013	4,116.1	1.3	(1,994.1)	(91.1)	128.7	2,160.9
Net (loss) income	-	-	(211.8)	-	9.9	(201.9)
Other comprehensive income	-	-	-	60.3	12.6	72.9
Dividends	-	-	(75.0)	-	(0.4)	(75.4)
Business acquisition	-	-	-	-	0.3	0.3
Balance as of December 31, 2013	4,116.1	1.3	(2,280.9)	(30.8)	151.1	1,956.8
Net income (loss)	-	-	53.7	-	(5.2)	48.5
Other comprehensive loss	-	-	-	(27.8)	-	(27.8)
Acquisition of non-controlling interests	-	-	(0.1)	-	0.1	-
Dividends	-	-	(25.0)	-	(0.2)	(25.2)
Balance as of March 31, 2014	$4,116.1	$1.3	$(2,252.3)	$(58.6)	$145.8	$1,952.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2014	2013

Cash flows related to operating activities
Income from continuing operations		$49.2	$53.4
Adjustments for:
Amortization of property, plant and equipment		135.0	125.5
Amortization of intangible assets		34.0	35.8
Gain on valuation and translation of financial instruments	6	(1.5)	(7.4)
Loss on debt refinancing	9	18.7	-
Amortization of financing costs and long-term debt discount	5	3.0	3.1
Deferred income taxes		12.1	(0.5)
Other		2.3	2.0
		252.8	211.9
Net change in non-cash balances related to operating activities		(75.2)	(76.3)
Cash flows provided by continuing operating activities		177.6	135.6
Cash flows related to investing activities
Additions to property, plant and equipment		(156.3)	(154.7)
Additions to intangible assets		(71.8)	(15.4)
Proceeds from disposal of assets		0.8	1.2
Other		(0.6)	0.4
Cash flows used in continuing investing activities		(227.9)	(168.5)
Cash flows related to financing activities
Net change in bank indebtedness		35.8	-
Net change under revolving facilities		89.9	0.2
Repayment of long-term debt		(6.2)	(5.3)
Settlement of hedging contracts		(116.0)	(24.8)
Dividends		(25.0)	(25.0)
Dividends paid to non-controlling interests		(0.2)	-
Cash flows used in continuing financing activities		(21.7)	(54.9)

Net change in cash and cash equivalents from continuing operations		(72.0)	(87.8)

Cash flows used in discontinued operations	7	(0.4)	(6.1)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		1.3	-
Cash and cash equivalents at beginning of period		476.6	228.7
Cash and cash equivalents at end of period		$405.5	$134.8

Cash and cash equivalents consist of
Cash		$139.9	$11.5
Cash equivalents		265.6	123.3
		$405.5	$134.8

Interest and taxes reflected as operating activities
Cash interest payments		$28.5	$23.5
Cash income tax payments (net of refunds)		67.5	36.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		March 31	December 31
	Note	2014	2013

Assets

Current assets
Cash and cash equivalents		$405.5	$476.6
Accounts receivable		505.9	565.7
Income taxes		25.3	18.0
Amounts receivable from the parent corporation		9.8	6.7
Inventories		222.3	239.4
Prepaid expenses		59.0	47.9
Assets held for sale	7	75.8	76.9
		1,303.6	1,431.2

Non-current assets
Property, plant and equipment		3,364.6	3,382.4
Intangible assets	8	856.1	824.8
Goodwill		3,062.2	3,061.5
Derivative financial instruments		224.3	142.1
Deferred income taxes		18.3	26.6
Other assets		113.7	101.7
		7,639.2	7,539.1
Total assets		$8,942.8	$8,970.3

Liabilities and equity

Current liabilities
Bank indebtedness		$35.8	$-
Accounts payable and accrued charges		610.8	693.2
Provisions		25.4	39.4
Deferred revenue		294.9	288.8
Income taxes		33.5	89.2
Derivative financial instruments		-	116.2
Current portion of long-term debt	9	100.4	100.2
Liabilities held for sale	7	8.5	9.0
		1,109.3	1,336.0

Non-current liabilities
Long-term debt	9	5,086.9	4,875.8
Derivative financial instruments		65.8	77.3
Other liabilities		149.2	155.8
Deferred income taxes		579.3	568.6
		5,881.2	5,677.5

Equity
Capital stock	10	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,252.3)	(2,280.9)
Accumulated other comprehensive loss	12	(58.6)	(30.8)
Equity attributable to shareholders		1,806.5	1,805.7
Non-controlling interests		145.8	151.1
		1,952.3	1,956.8

Total liabilities and equity		$8,942.8	$8,970.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is operating, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service. The News Media segment produces proprietary news content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, movie distribution businesses in Canada and out-of-home advertising. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVDs, Blu-ray discs, console games, musical instruments and magazines in Canada, movie and console game rentals in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development, operation of a Quebec Major Junior Hockey League team, and sporting and cultural events management. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor on May 7, 2014.

Comparative figures for the three-month period ended March 31, 2013 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2014.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2014	2013

Services rendered	$903.7	$888.1
Product sales	134.4	138.6
	$1,038.1	$1,026.7

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2014	2013

Employee costs	$274.8	$289.4
Less employee costs capitalized to property, plant and equipment and intangible assets	(32.2)	(29.2)
	242.6	260.2

Purchase of goods and services:
Royalties, rights and creation costs	180.0	174.7
Cost of retail products	69.5	62.5
Marketing, circulation and distribution expenses	43.0	45.4
Service and printing contracts	39.0	38.0
Paper, ink and printing supplies	19.1	23.5
Other	101.7	96.0
	452.3	440.1
	$694.9	$700.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended March 31
	2014	2013

Interest on long-term debt	$83.2	$87.0
Amortization of financing costs and long-term debt discount	3.0	3.1
Interest on net defined benefit liability	1.1	3.2
Loss on foreign currency translation on short-term monetary items	1.7	0.6
Other	(1.2)	(0.2)
	$87.8	$93.7

6.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2014	2013

Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(0.4)	$(7.2)
Gain on reversal of embedded derivatives upon debt redemption	(1.1)	–
Gain on the ineffective portion of cash flow hedges	–	(0.2)
	$(1.5)	$(7.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	DISCONTINUED OPERATIONS

In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the province of Québec.

In 2013, the Corporation carried out the following transactions:

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $52.1 million, net of cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.1 million, net of cash disposed of $0.4 million.

•

On December 5, 2013, the Corporation announced the closing of a transaction whereby it will sell its 74 Québec weeklies for a cash consideration of $75.0 million. This transaction is subject to approval by regulatory authorities, specifically the Competition Bureau. While the transaction is under review, the Corporation will continue publishing the weeklies.

The results of operations and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended March 31
	2014	2013
Revenues	$16.1	$27.8
Employee costs	7.4	9.9
Purchase of goods and services	9.0	22.5
Amortization	0.6	0.7
Loss before income taxes	(0.9)	(5.3)
Income taxes	(0.2)	(1.4)
Loss from discontinued operations	$(0.7)	$(3.9)

Consolidated statements of cash flows

	Three months ended March 31
	2014	2013
Cash flows related to operating activities	$(0.4)	$(5.8)
Cash flows related to investing activities	–	(0.3)
Cash flows used in discontinued operations	$(0.4)	$(6.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	DISCONTINUED OPERATIONS (continued)

Components of assets and liabilities held for sale in the consolidated balance sheets are as follows:

	March 31, 2014	December 31, 2013

Current assets	$8.5	$9.0
Property, plant and equipment	1.5	1.7
Intangible assets	17.2	17.6
Goodwill	48.6	48.6
Assets held for sale	75.8	76.9
Liabilities held for sale	(8.5)	(9.0)
Net assets held for sale	$67.3	$67.9

8.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, Videotron Ltd. (“Videotron”) acquired seven operating licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

9.	LONG-TERM DEBT

On March 26, 2014, Quebecor Media issued a notice for the redemption of all of its issued and outstanding 7.75% Senior Notes due March 15, 2016 in aggregate principal amount of US$380.0 million at a redemption price of 100.00% of their principal amount. As a result, a net gain of $2.7 million was recorded in the consolidated statement of income in the first quarter of 2014, including a gain of $12.5 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $367.8 million.

On March 26, 2014, Videotron issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.7 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $646.4 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par beginning March 15, 2024. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million principal amount of the Senior Notes.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT (continued)

Components of long-term debt are as follows:

	March 31, 2014	December 31, 2013

Long-term debt	$5,245.8	$5,040.2
Adjustment related to embedded derivatives	(10.1)	(8.9)
Financing fees, net of amortization	(48.4)	(55.3)
	5,187.3	4,976.0
Less current portion	(100.4)	(100.2)
	$5,086.9	$4,875.8

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2013 and March 31, 2014	103,251,500	$4,116.1

11.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2014:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2013	1,070,443	$ 21.22
Granted	50,000	25.49
Cancelled	(170,987)	19.88
As of March 31, 2014	949,456	$ 21.68
Vested options as of March 31, 2014	149,456	$ 17.68

Quebecor Media
As of December 31, 2013	1,647,309	$ 52.67
Exercised	(169,050)	45.56
Cancelled	(7,000)	57.64
As of March 31, 2014	1,471,259	$ 53.47
Vested options as of March 31, 2014	233,323	$ 45.27

TVA Group Inc.
As of December 31, 2013 and March 31, 2014	691,076	$ 16.54
Vested options as of March 31, 2014	691,076	$ 16.54

During the three-month period ended March 31, 2014, 169,050 stock options of Quebecor Media were exercised for a cash consideration of $2.8 million (238,116 stock options for $2.9 million in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the three-month period ended March 31, 2014:

	Outstanding units
	Number	Weighted average exercise price

As of December 31, 2013	1,131,758	$19.92
Granted	344,244	26.43
Exercised	(240,074)	18.76
Cancelled	(550,636)	19.28
As of March 31, 2014	685,292	$24.12

For the three-month period ended March 31, 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units ($1.9 million for 337,224 units in 2013).

For the three-month period ended March 31, 2014, a net reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.7 million (a charge of $1.3 million in 2013).

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2012	$ (2.7)	$ 37.8	$ (102.2)	$ (67.1)
Other comprehensive income (loss)	1.1	(25.1)	–	(24.0)
Balance as of March 31, 2013	(1.6)	12.7	(102.2)	(91.1)
Other comprehensive income (loss)	3.3	(34.6)	91.6	60.3
Balance as of December 31, 2013	1.7	(21.9)	(10.6)	(30.8)
Other comprehensive income (loss)	1.9	(29.7)	–	(27.8)
Balance as of March 31, 2014	$ 3.6	$ (51.6)	$ (10.6)	$ (58.6)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 3/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: May 9, 2014